                  UNITED STATES
         SECURITIES AND EXCHANGE COMMISSION                 OMB APPROVAL
              WASHINGTON, D.C. 20549                  --------------------------
                                                      OMB NUMBER:      3235-0360
                  FORM N-17f-2                        EXPIRES:     JULY 31, 2006
                                                      ESTIMATED AVERAGE BURDEN
Certificate of Accounting of Securities and Similar   HOURS PER RESPONSE ...0.05

          Investments in the Custody of
         Management Investment Companies
                    Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

-----------------------------------------------------------------------------------------------------------------
1. Investment Company Act File Number: Date examination completed:

   811-4321                                                            August 31, 2004
-----------------------------------------------------------------------------------------------------------------
2. State identification Number:

   --------------------------------------------------------------------------------------------------------------
     AL               AK               AZ               AR               CA                CO
   --------------------------------------------------------------------------------------------------------------
     CT               DE               DC               FL               GA                HI
   --------------------------------------------------------------------------------------------------------------
     ID               IL               IN               IA               KS                KY
   --------------------------------------------------------------------------------------------------------------
     LA               ME               MD               MA               MI                MN
   --------------------------------------------------------------------------------------------------------------
     MS               MO               MT               NE               NV                NH
   --------------------------------------------------------------------------------------------------------------
     NJ               NM               NY               NC               ND                OH
   --------------------------------------------------------------------------------------------------------------
     OK               OR               PA               RI               SC                SD
   --------------------------------------------------------------------------------------------------------------
     TN               TX               UT               VT               VA                WA
   --------------------------------------------------------------------------------------------------------------
     WV               WI               WY               PUERTO RICO
   --------------------------------------------------------------------------------------------------------------
     Other (specify):
 -----------------------------------------------------------------------------------------------------------------
3. Exact name of investment company as specified in registration statement:

   JPMorgan Value Opportunities Fund, Inc.
-----------------------------------------------------------------------------------------------------------------
4. Address of principal executive office (number, street, city, state, zip code):

   1101 Vermont Ave., N.W.  Suite 600  Washington, DC 20005
-----------------------------------------------------------------------------------------------------------------

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

INVESTMENT COMPANY

1. All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

ACCOUNTANT

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

         THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT
                                                                SEC 2198 (11-91)

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

            Report of Independent Registered Public Accounting Firm



To the Directors of JPMorgan Value Opportunities Fund:



We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about the JPMorgan Value Opportunities Fund's (the "Fund") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of May 31, 2004. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of May 31, 2004, and with respect to agreement of security purchases and sales, for the period from March 31, 2004 (the date of our last examination), through May 31, 2004:

- Count and inspection of all securities located in the vaults of the JP Morgan Chase Bank, New York (the "Custodian") at 4 New York Plaza, 11th Floor, New York, NY 11245 and 522 Fifth Avenue, New York, NY 10036 without prior notice to management;

- Confirmation of all securities held by the Depository Trust Company and the Federal Reserve Bank of New York in book entry form;

- Reconciliation of all such securities to the books and records of the Fund and the Custodian;

- Agreement of 3 security purchases and 3 security sales or maturities since our last report from the books and records of the Fund to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that the JPMorgan Value Opportunities Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of May 31, 2004 with respect to securities reflected in the investment accounts of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Directors, management, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.



PricewaterhouseCoopers LLP
September 27, 2004

Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940



We, as members of management of the JPMorgan Value Opportunities Fund (the "Fund") are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of August 31, 2004, and from May 31, 2004 through August 31, 2004.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 31, 2004, and from May 31, 2004 through August 31, 2004, with respect to securities reflected in the investment accounts of the Fund.


JPMorgan Value Opportunities Fund


By:
           /s/Michael W. Stockton
           Name of Company Official

           Vice President and Treasurer
           Title

           December 20, 2004
           Date